# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: CEA Industries Inc., CIK 0001482541
CUSIP: 86887P309
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301
Date of event which requires filing of this statement: 11/19/2025
Filed by CIK 0002098271
Persons authorized to receive notices and communications: JIA "HOLLY" YOU, YZILABS MANAGEMENT LTD., 2 Fl, Water's Edge Bldg, Wickhams Cay II, Road Town, Tortola, Virgin Islands British (D8), VG 110, 201-855-6358

## Reporting persons
- YZILabs Management Ltd. (CIK 0002098271): type of reporting person: corporation (CO); citizenship or place of organization: Virgin Islands British (D8); source of funds: working capital (WC); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (5% of the class)
- Changpeng Zhao: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United Arab Emirates (C0); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,150,481; sole dispositive power 0; shared dispositive power 2,150,481; aggregate amount beneficially owned 2,150,481 (5% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.00001 per share
Name of issuer: CEA Industries Inc.
Address of issuer's principal executive offices: 1780 55TH STREET, SUITE C, BOULDER, Colorado (CO), 80301

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is filed by:

(i) YZILabs Management Ltd, a British Virgin Islands business company ("YZi Labs"); and

(ii) Changpeng Zhao ("Mr. Zhao").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business address of the each of the Reporting Persons is 2nd Floor, Water's Edge Building, Wickhams Cay II, Road Town, Tortola, VG 1110, British Virgin Islands.
Present principal occupation or employment: The principal business of YZi Labs is to invest in securities and fuel impact in Web3, AI and biotech. The principal business of Mr. Zhao is serving as an entrepreneur. Mr. Zhao also serves as the sole director of YZi Labs.
Criminal convictions in the last five years:
On November 21, 2023, Mr. Zhao pleaded guilty to a single count of Failure to Maintain an Effective Anti-Money Laundering Program in the U.S. District Court for the Western District of Washington. Mr. Zhao was sentenced to four months in prison and assessed a $50 million fine. This marks the first known instance that an individual with no criminal history was sentenced to prison for the same violation involving no allegations of fraud or identifiable victims. On October 21, 2025, Mr. Zhao received a full and unconditional pardon from President Trump of the above-referenced conviction. The Trump Administration has since justified Mr. Zhao's full and unconditional pardon by citing the unprecedented nature of his prosecution and sentencing. When asked about his pardon of Mr. Zhao, President Trump stated that he was informed Mr. Zhao "was not guilty of anything," that "what he did is not even a crime," and that "he was persecuted by the Biden Administration." Similarly, White House Press Secretary Karoline Leavitt explained that Mr. Zhao's prosecution was motivated by the previous Administration's "desire to punish the crypto industry."

Except as disclosed herein, no Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: Except as disclosed herein, the Reporting Persons have not, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: YZi Labs is organized under the laws of British Virgin Islands. Mr. Zhao is a citizen of the United Arab Emirates and Canada.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The securities of the Issuer purchased by YZi Labs were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The 2,150,481 shares of Common Stock, par value $0.00001 per share (the "Shares"), of the Issuer beneficially owned by YZi Labs were acquired in connection with the PIPE (as defined below) at a price of $10.10 per Share.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Persons acquired the Shares in connection with the Issuer's $500 million private placement offering that closed on August 5, 2025 (the "PIPE"). The Reporting Persons led the PIPE based on their belief that the PIPE and the securities, when purchased, represented an attractive investment opportunity.

In connection with the PIPE, on July 28, 2025, YZi Labs entered into a Securities Purchase Agreement (the "Securities Purchase Agreement") and Registration Rights Agreement (the "Registration Rights Agreement") with the Issuer pursuant to which YZi Labs agreed to purchase 2,150,481 Shares at an offering price of $10.10 per Share, 7,750,510 pre-funded warrants (the "Pre-Funded Warrants") at an offering price of $10.09999 per Pre-Funded Warrant and 9,900,991 stapled warrants (the "Stapled Warrants") at an exercise price of $15.15 per Stapled Warrant, and received certain registration rights in connection with the PIPE.

On August 5, 2025, in connection with the closing of the PIPE, YZi Labs entered into a Strategic Advisor Agreement (the "Strategic Advisor Agreement") with the Issuer pursuant to which the Issuer engaged YZi Labs to provide strategic advice and guidance relating to the Issuer's business, operations, growth initiatives and industry trends in the crypto technology sector. Pursuant to the terms of the Strategic Advisor Agreement, the Issuer issued 3,564,359 strategic advisor warrants (the "Strategic Advisor Warrants") to YZi Labs. Also on August 5, 2025, YZi Labs and 10X Capital Asset Management LLC ("10X Capital") entered into a Strategic Services Agreement pursuant to which YZi Labs would provide certain strategic advisory services to 10X Capital and receive a portion of the fees earned by 10X Capital under the asset management agreement with the Issuer (the "SSA").

Since the closing of the PIPE, the Reporting Persons have engaged, and intend to continue to engage, in discussions with the Issuer's board of directors (the "Board") and management team regarding the composition of the Board and management team and opportunities for the Issuer to enhance corporate governance and stockholder value.

On November 26, 2025, the Reporting Persons filed a preliminary consent statement on Schedule 14A with the Securities and Exchange Commission to be used to solicit written consents to, among other things, expand the size of the Board and elect certain persons to the Board to fill the resulting vacancies (the "Consent Solicitation").

The foregoing descriptions of the Securities Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants, the Stapled Warrants, the Strategic Advisor Agreement, the Strategic Advisor Warrants, and the SSA do not purport to be complete and are qualified in their entirety by reference to the full text of the Securities Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants, the Stapled Warrants, the Strategic Advisor Agreement and the Strategic Advisor Warrants, copies or forms of which are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, and 99.7 respectively.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position, results and strategic direction, actions taken by the Issuer's management team and the Board, price levels of the Shares, conditions in the securities markets, general economic and industry conditions, and other investment opportunities available to the Reporting Persons, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, engaging in additional communications with management and the Board, engaging in discussions with the Issuer, stockholders of the Issuer or other third parties about the Issuer and the Reporting Persons' investment, including potential business combinations or dispositions involving the Issuer or certain of its businesses or assets, including transactions in which the Reporting Persons may seek to participate and potentially engage in, making recommendations or proposals to the Issuer concerning changes to the capitalization, ownership structure, Board structure (including Board composition), management team, or suggestions for improving the Issuer's financial and/or operational performance, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares, including swaps and other derivative transactions, or changing their intention with respect to any and all matters referred to in Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The aggregate percentage of Shares reported owned by each person named herein is based upon the Reporting Persons' belief that there were approximately 42,769,051 Shares outstanding as of November 19, 2025, which is based upon 43,083,082 Shares outstanding as of September 18, 2025, which is the total number of shares outstanding as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on September 22, 2025, after taking into account the Share repurchases and share sales disclosed in the Company's Current Report on Form 8-K filed with the SEC on November 19, 2025.

As of the close of business on the date hereof, YZi Labs beneficially owned 2,150,481 Shares, constituting approximately 5.0% of the Shares outstanding. As the sole director of YZi Labs, Mr. Zhao may be deemed to beneficially own the 2,150,481 Shares beneficially owned by YZi Labs, representing percentage ownership of approximately 5.0%.

As of the close of business on the date hereof, YZi Labs held (i) 7,750,510 Pre-Funded Warrants, (ii) 9,900,991 Stapled Warrants and (iii) 3,564,359 Strategic Advisor Warrants. The Pre-Funded Warrants are immediately exercisable at an initial exercise price equal to $0.00001 per Share and may be exercised at any time until the Pre-Funded Warrants are exercised in full, subject to the Beneficial Ownership Limitation (as defined below). The Stapled Warrants are immediately exercisable at an initial exercise price equal to $15.15 per Share and may be exercised at any time on or prior to 5:00pm on June 28, 2028, subject to the Beneficial Ownership Limitation. The Strategic Advisor Warrants are immediately exercisable at an exercise price equal to $0.00001 per Share and may be exercised at any point on or prior to 5:00 p.m. on August 5, 2030, subject to the Beneficial Ownership Limitation. Each of the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants either provide, or the holder has elected, that the holder shall not have the right to exercise any portion of any such warrants to the extent that after giving effect to such issuance after exercise, such holder and certain of its affiliates would be deemed to beneficially own, as determined in accordance with Section 13(d) of the Exchange Act, more than 4.99% of the Issuer's then outstanding Shares (the "Beneficial Ownership Limitations"). Pursuant to the terms of the Pre-Funded Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 19.99% of the Issuer's then outstanding Shares. Pursuant to the terms of the Stapled Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer to any other percentage specified in the notice. Pursuant to the terms of the Strategic Advisor Warrants, the holder may increase or decrease the Beneficial Ownership Limitation upon 61 days' notice to the Issuer, provided that such Beneficial Ownership Limitation in no event exceeds 9.99% of the Issuer's then outstanding Shares. As of the close of business on the date hereof, the Beneficial Ownership Limitations prohibit the exercise of any and all of the warrants held by the Reporting Persons and the shares underlying the Pre-Funded Warrants, the Stapled Warrants and the Strategic Advisor Warrants are not included in the Reporting Persons' beneficial ownership as reported herein.

The filing of this Schedule 13D shall not be deemed an admission that any of the Reporting Persons is, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owner of any Shares he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the Shares reported herein that he or it does not directly own.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover pages to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and the sole or shared power to dispose or to direct the disposition.
Transactions in the class effected during the past sixty days: The Reporting Persons have not entered into any transactions in the securities of the Issuer during the past sixty days.
Other persons with the right to receive dividends or sale proceeds: No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The descriptions of the Securities Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants, the Stapled Warrants, the Strategic Advisor Agreement, the Strategic Advisor Warrants, and the SSA as set forth in Items 4 and 5 above are incorporated herein by reference. Copies or forms of the Securities Purchase Agreement, the Registration Rights Agreement, the Pre-Funded Warrants, the Stapled Warrants, the Strategic Advisor Agreement, the Strategic Advisor Warrants and the SSA are attached hereto as Exhibits 99.1, 99.2, 99.3, 99.4, 99.5, 99.6, and 99.7 respectively, and incorporated herein by reference.

On November 26, 2025, the Reporting Persons entered into a Joint Filing Agreement (the "Joint Filing Agreement") pursuant to which they agreed to the joint filing on behalf of each of them of this Schedule 13D (and any amendments thereto) with respect to the securities of the Issuer. The Joint Filing Agreement is attached hereto as Exhibit 99.8.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 - Securities Purchase Agreement, dated July 28, 2025 (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025).

99.2 - Registration Rights Agreement, dated July 28, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025).

99.3 - Form of Pre-Funded Warrant, dated July 28, 2025 (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025).

99.4 - Form of Stapled Warrant, dated July 28, 2025 (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on July 28, 2025).

99.5 - Strategic Advisor Agreement, dated August 5, 2025 (incorporated by reference to Exhibit 10.3 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2025).

99.6 - Form of Strategic Advisor Warrant, dated August 5, 2025 (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed with the Securities and Exchange Commission on August 8, 2025).

99.7 - Strategic Services Agreement, dated August 5, 2025.

99.8 - Joint Filing Agreement, dated November 26, 2025.

## Signatures
- YZILabs Management Ltd.: /s/ Ling Zhang, Ling Zhang, Authorized Signatory (11/26/2025)
- Changpeng Zhao: /s/ Changpeng Zhao, Changpeng Zhao (11/26/2025)